1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

September 18, 2015

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Craig Slivka

RE:	Seguin Natural Hair Products Inc.

Registration Statement on Form S-1

Filed July 23, 2015 File No. 333-205822

Dear Mr. Slivka:

On behalf of Seguin Natural Hair Products Inc. (the “Company”), we hereby respond to the letter dated August 10, 2015 (“SEC Comment Letter”) from you to Mr. Oivi Launonen of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on July 23, 2015 under the Securities Act of 1933, as amended (the “Securities Act”). For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter.

General

1.	We note that the information presented on your website is inconsistent with the disclosure provided in your registration statement. For example, your website indicates that you:

•	Have issued 22.3 million shares. Your registration statement indicates that you have only issued 16.5 million shares;
•	are looking "to sell common shares of our company at a price of $0.05." Your registration statement makes no mention of this; and
•	need to "raise a further minimum amount of $648,450 to commence its business plan." Your registration statement discloses that you have sufficient resources to continue activity until July 2016.

Please provide an analysis as to your compliance with Section 5 of the Securities Act of 1933. We may have additional comments upon our review of your response.

•	The Company has only issued 16.5 million shares of its common stock.

•	The Company plans to issue shares of its common stock at a price of $0.05 per share in a future financing.

•	The Company has sufficient resources to continue activity until July 2016, assuming that the Company does not implement its business plan during such period. $648,450 is the amount needed for the Company to implement its business plan.

September 18, 2015 U.S. Securities and Exchange Commission Attn: Craig Slivka Re: Seguin Natural Hair Products Inc. Page 2 of 8

Notwithstanding the foregoing, the Company has removed from its website the three disclosures referenced by the Staff in this comment.

2.	Please provide updated interim financial statements and related disclosures to the extent required in your next amendment.

In response to this comment, in Amendment No. 1, the Company provided updated interim financial statements and related disclosures for the quarter ended June 30, 2015.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications, if any, presented to potential investors in reliance on Section 5(d) of the Securities Act.

4.	Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, no actual developed product, issue penny stock, and have a limited ability to carry out your proposed business plan. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

We believe that the Company is not a “blank check company” as defined by Rule 419 of the Securities Act. Rule 419 defines a “blank check company” as a company that:

(i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

In Securities Act Release No. 33-6932, the Commission stated that, “Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

The Company clearly has a specific business plan and purpose. As detailed throughout the Registration Statement, the Company’s business purpose is to develop, market and sell hair care products made from natural ingredients. The Company has disclosed a budget and plan of operations for the start-up of our business. Also, Mr. Oivi, the Company’s founding officer, has relevant experience as he has owned both hair salons and retail stores that sell salon products. Additionally, the Company does have arrangements with sources for plant extracts needed to develop its products. Furthermore, investors have committed capital to the business to be used in furtherance of the disclosed plan of operations.

In addition, specific risks relating to our brief history, lack of revenues to date, current shortage of operating capital, and related matters have been disclosed in the Registration Statement. The presence or absence of such risks is not germane in determining whether an issuer is a “blank check” company within the definition of Rule 419. Instead, the appropriate standard is whether we have a specific business plan or purpose, or whether we have indicated that our business plan is “to engage in a merger or acquisition with an unidentified company or companies.” See, Securities Act Release No. 33-6932. The Company is not seeking funding in relation to any type of business combination or similar transaction and has given no indication that this it has any plan or intention to pursue such a transaction.

September 18, 2015 U.S. Securities and Exchange Commission Attn: Craig Slivka Re: Seguin Natural Hair Products Inc. Page 3 of 8

The Company has added the following language to the cover page of the Prospectus:

“We are not a ‘blank check’ company and have no plans or intentions to engage in a business combination with any other company or other entity.”

5.	Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

In response to this comment, the Company has revised disclosure throughout Amendment No. 1, including the prospectus cover page and on pages 11 and 17 to state that it is a shell company as set forth in Rule 405 of Regulation C under the Securities Act.

6.	Please revise your prospectus to disclose all other registration statements of companies for which your two officers and directors and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and directors and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Neither Mr. Launonen or, Mr. Benoit, nor any of their affiliates, has acted as a promoter for, nor do they have a controlling interest in, any companies for which there exists a registration statement.

7.	Please file your legal opinion in your next amendment.

In response to this comment, The Company has filed the opinion of its legal counsel as Exhibit 5.1 to Amendment No. 1.

Prospectus Cover Page

8.	Please disclose that in the event that you do not raise sufficient capital to implement your planned operations, an entire investment could be lost.

In response to this comment, in Amendment No. 1, the Company has revised the Prospectus Coverage Page to disclose that in the event that it does not raise sufficient capital to implement our planned operations, an entire investment could be lost.

September 18, 2015 U.S. Securities and Exchange Commission Attn: Craig Slivka Re: Seguin Natural Hair Products Inc. Page 4 of 8

Prospectus Summary, page 1

9.	Please disclose in the summary that your auditor has issued a going concern opinion, you are a development stage company, have no products or no revenue from operations, require additional financing to commence operations, have an accumulated deficit, a net loss, and that as of March 31, 2015, you had cash or cash equivalents of $44,710.

In response to this comment above, in Amendment No. 1, the Company has disclosed in the Prospectus Summary on page 4 that that its auditor has issued a going concern opinion, it is a development stage company, it has no products and no revenue from operations, it requires additional financing to commence operations, it has an accumulated deficit and a net loss and, as of June 30, 2015, it had cash or cash equivalents of $23,400.

10.	Please disclose here that you need to raise an additional $648,500 to commence operations. Additionally, please disclose that you anticipate generating losses for the next twelve months.

In response to this comment, in Amendment No. 1, the Company has disclosed in the Prospectus Summary on page 4 that it needs to raise an additional $648,500 to commence our operations. Additionally, the Company has disclosed in this section that it anticipate generating losses for the next twelve months.

Our Company, page 1

11.	Please revise your disclosure here and throughout your registration statement to remove any suggestion that you have current operations rather than merely a business plan. We note your disclosure on page four that "[s]ince inception, our operations have been limited to forming the Company and raising capital resources."

In response to this comment, the Company has revised the disclosure on page 4 and throughout Amendment No. 1, including the disclosure on page 4 of the Registration Statement, to remove any suggestion that it has current operations rather than merely a business plan.

The Offering, page 2

12.	Please explain why the common stock outstanding after this offering will be reduced to 12 million shares.

In response to this comment, in Amendment No. 1, the Company has revised the disclosure on page 5 to indicate that 16.5 million shares will be outstanding after this offering.

Risk Factors, page 3

13.	The risk factor WE MAY IN THE FUTURE BE INVOLVED IN LEGAL AND REGULATORY PROCEEDINGS THAT COULD BE MATERIAL TO US on page 5 and WE MAY BE SUBJECT TO LITIGATION IN THE FUTURE WHICH COULD IMPACT THE FINANCIAL HEALTH OF THE COMPANY on page 8 are redundant. Please revise.

In response to this comment, the Company has removed the risk factor on page 8 of the Registration Statement.

14.	Please add a risk to reflect the fact that your officers and directors have no public company experience.

In response to this comment, in Amendment No. 1, the Company has added a risk factor on page 10 to reflect that fact that its officers and directors have no public company experience.

15.	As applicable, please add a risk factor that addresses the risks related to your officers' and director's lack of relevant experience related to your proposed business.

In response to this comment, in Amendment No. 1, the Company has added a risk factor on page 10 that addresses the risks related to its officers’ and director’s lack of relevant experience related to its proposed business.

September 18, 2015 U.S. Securities and Exchange Commission Attn: Craig Slivka Re: Seguin Natural Hair Products Inc. Page 5 of 8

16.	Please include a risk factor addressing the difficulty in pursuing lawsuits against and enforcing judgments against your management due to their presence outside the United States.

In response to this comment, in Amendment No. 1, the Company has added a risk factor on page 11 addressing the difficulty in pursuing lawsuits against and enforcing judgements against its management due to their presence outside the United States.

Our Independent Registered Public Accounting Firm.... page 5

17.	If true, please revise the date in the second sentence of the third paragraph of this risk factor to March 31, 2016.

In response to this comment, in Amendment No. 1, the Company has changed the date in the second sentence of the third paragraph of the risk factor referenced above to June 30, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Plan of Operations, page 12

18.	Please elaborate upon your disclosure here to outline the various steps you intend to take to implement your business plan and begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event, so that readers can appreciate how much additional capital will need before you will be in a position to generate revenues.

In response to this comment, in Amendment No. 1 on pages 13 and 14, the Company has elaborated on our disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations to outline the various events and steps it intends to take, and the costs of each event, to implement its business plan and begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event.

Result of Operations, page 13

19.	Please account for the $1,570 you incurred in connection with operating expenses.

The $1,570 that the Company incurred in operating expenses is based on $370 in bank related expenses and 12 million shares of the Company’s common stock, valued at $1,200 in the aggregate, issued to Mr. Launonen, as compensation for him serving as an officer of the Company.

20.	Please disclose here that according to your management's estimates and assuming that you do not engage in further fundraising, you believe that you have sufficient resources to continue your activity until at least until July 2016. Additionally, please explain why management believes this to be the case given your disclosure that you need $648,450 to commence operations. Additionally, please explain the disclosure on page 5 that "the company believes these proceeds will be sufficient to fund our projected operating requirements for the fiscal year ended March 31, 2015."

September 18, 2015 U.S. Securities and Exchange Commission Attn: Craig Slivka Re: Seguin Natural Hair Products Inc. Page 6 of 8

In response to this comment, in Amendment No. 1, the Company has disclosed that, according to our management's estimates and assuming that the Company does not engage in further fundraising, the Company believes that it has sufficient resources activities until at least July 2016. The Company believes this to be the case based on our estimated expenses which include bookkeeping fees, legal and accounting fees, legal fees and electronic filing agent fees. $648,500 is the amount that the Company would need to raise in order to commence business operations so the Company would be able to manufacture and sell its products. In addition, in Amendment No. 1, the Company has revised the disclosure on page 8 to say that “the Company believes these proceeds will be sufficient to fund its projected operating requirements for the fiscal year ended March 31, 2015.”

21.	As funding is critical to your ability to commence your operations, please expand upon what you expect to do if you do not raise sufficient funds. If it is likely that you would consider a sale or other business combination, please disclose.

In response to this comment, in Amendment No. 1, the Company has added disclosure to the MD&A on page 14 that the Company would consider a sale or other business combination if it do not raise sufficient funds.

Description of Business, page 15 Plant Abstracts, page 15

22.	Please file your agreements with Handa Fine Chemical Ltd. and Latina Inc. as exhibits and describe their material terms in the prospectus.

The Company does not have formal agreements with Handa Fine Chemicals Ltd., Latina Inc., or any other supplier at this point. The aforementioned companies and all other suppliers (together, the “Suppliers”) that the Company communicated with do not require formal agreements. Instead, the Suppliers allow customers to open accounts with them and either guarantee payments personally or pay for supplies based on a cash on delivery arrangement. The Company has arranged to pay for its supplies on a cash on delivery basis. In Amendment No. 1, the Company has added disclosure on page 16 regarding its arrangement with its Suppliers.

Description of Securities to be Registered, page 21

23.	We note your disclosure that you are authorized to issue an aggregate of one billion shares of capital stock, including 500 million shares of preferred stock is in conflict with your Articles of Incorporation (Exhibit 3.1), which only authorizes you to issue 500 million shares. Please advise or revise.

The Company is only authorized to issue 500 million shares of common stock. Accordingly, in response to this comment, in Amendment No. 1, the Company has revised this disclosure.

Selling Security Holders, page 22

24.	Please revise your table to disclose that the total "Number of Shares of Common Stock Beneficially Owned After Offering" will be zero and the "Percentage Ownership After Offering" will be 0%.

In response to this comment, in Amendment No. 1, the Company has revised the table on page 20 to disclose that the "Number of Shares of Common Stock Beneficially Owned After Offering" will be zero and the "Percentage Ownership After Offering" will be 0%.

Notes to the Financial Statements

Note 7 — Subsequent Events, page F-13

September 18, 2015 U.S. Securities and Exchange Commission Attn: Craig Slivka Re: Seguin Natural Hair Products Inc. Page 7 of 8

25.	Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

We have disclosed that the subsequent events were evaluated through July 20, 2015.

Exhibits

26.	Exhibit 3.1 was electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

In response to this comment, the Company has filed Exhibit 3.1 in a text-searchable format with Amendment No.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i)             The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)            Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii)           The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * *

September 18, 2015 U.S. Securities and Exchange Commission Attn: Craig Slivka Re: Seguin Natural Hair Products Inc. Page 8 of 8

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (212) 370-1300 or at my email address, ranslow@egsllp.com.

Very truly yours,

/s/ Richard Anslow
Richard Anslow